FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2014

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 12, 2014, announcing that its latest innovation – SkyEdge II-c Libra satellite-cellular hybrid terminal.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated November 12, 2014	By:	/s/ Alon Levy
Alon Levy
VP General Counsel

Gilat Launches Breakthrough Satellite-Cellular Hybrid Terminal

SkyEdge II-c Libra allows MNOs to leverage their existing infrastructure to provide reliable fixed broadband without congesting their network

Petah Tikva, Israel, November 12, 2014 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today its latest innovation – the SkyEdge II-c Libra satellite-cellular hybrid terminal. Libra was designed to enable MNOs (Mobile Network Operators) to extend their broadband reach beyond the limits of their existing mobile or DSL (Digital Subscriber Line) infrastructures. It also allows for DTH (Direct-To-Home) service providers to enrich their offerings by adding broadband services.

Gilat’s Libra is a game changer, making satellite routers possible where they were not possible before. “By combining the latest satellite and cellular technologies, Libra allows MNOs to extend their reach, by offering reliable broadband Internet services to the home in currently underserved areas,” explained Erez Antebi, Gilat's CEO.

Libra satellite-cellular hybrid terminal enables both MNOs and DTH service providers to grow their business by making the most of their existing infrastructures. The MNOs can enjoy increased ARPU and reduced churn without network congestion. The DTH service providers can easily enhance their portfolios with direct Internet-to-home service by establishing a return path via a cellular network.

Taking advantage of the asymmetrical nature of residential broadband traffic, Libra transmits the heavier download traffic via satellite, providing vastly improved download speeds of up to 20Mbps. Because the upload path – from the end user to the Internet – requires far less bandwidth, Libra sends the lighter upload data via the MNO’s existing cellular network.

In addition to a satellite-cellular router, the Libra hybrid terminal includes a standard receive-only antenna and LNB (Low-Noise Block converter) and comes with a self-install option, reducing deployment-related expenses.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com